                                                  Filed Pursuant to Rule 424(a)
                                                  Registration Number 333-36042


      The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                    SUBJECT TO COMPLETION, DATED MAY 5, 2000

                                4,644,988 Shares

                                [CORE LAB LOGO]

                             CORE LABORATORIES N.V.

                                 Common Shares
                               ------------------

     The selling shareholders are selling 4,644,988 common shares. We will not receive any of the proceeds from the sale of the common shares sold by the selling shareholders.

     Our common shares are listed for trading on the New York Stock Exchange under the symbol "CLB." On May 4, 2000, the last reported sales price for our common shares was $26.875 per share.

     The underwriters have an option to purchase a maximum of 696,748 additional common shares from us to cover over-allotments of shares.

     INVESTING IN OUR COMMON SHARES INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE
6.

                                                                  UNDERWRITING
                                                       PRICE TO   DISCOUNTS AND   PROCEEDS TO SELLING
                                                        PUBLIC     COMMISSIONS       SHAREHOLDERS
                                                       --------   -------------   -------------------
Per share............................................  $             $                 $
Total(1).............................................  $             $                 $

---------------

(1) If the underwriters exercise the over-allotment option in full, the total price to the public, underwriting discounts and commissions, proceeds to the
    selling shareholders, and proceeds to us would be $          , $          ,
    $          , and $          , respectively. See "Underwriting."

     Delivery of the common shares will be made on or about             , 2000.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                              Joint Lead Managers

CREDIT SUISSE FIRST BOSTON                                  SALOMON SMITH BARNEY
                               ------------------

DEUTSCHE BANC ALEX. BROWN
               CIBC WORLD MARKETS
                               DAIN RAUSCHER WESSELS
                                            MORGAN KEEGAN & COMPANY, INC.

               The date of this prospectus is             , 2000.

                                     [LOGO]

                               ------------------

                               TABLE OF CONTENTS

PROSPECTUS SUMMARY......................    1
RISK FACTORS............................    6
CAUTIONARY STATEMENT REGARDING
  FORWARD-LOOKING STATEMENTS............    8
USE OF PROCEEDS.........................    9
DIVIDEND POLICY.........................    9
CAPITALIZATION..........................   10
PRINCIPAL AND SELLING SHAREHOLDERS......   11
UNDERWRITING............................   12
NOTICE TO CANADIAN RESIDENTS............   14
LEGAL MATTERS...........................   15
EXPERTS.................................   15
WHERE YOU CAN FIND MORE INFORMATION.....   15
INCORPORATION OF DOCUMENTS BY
  REFERENCE.............................   15

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information regarding our company and the common shares being sold in this offering and our consolidated financial statements and related notes appearing elsewhere in this prospectus or incorporated by reference in this prospectus. In this prospectus, "we," "us" and "our" each refers to Core Laboratories N.V. and, unless otherwise stated, our subsidiaries.

                             CORE LABORATORIES N.V.

OUR BUSINESS

     We were established in 1936 and are one of the world's leading providers of proprietary and patented reservoir description, production enhancement and reservoir management services to the oil and gas industry. These services are directed toward enabling our clients to improve reservoir performance and increase oil and gas recovery from their producing fields. Our customers include major, national and independent oil and gas producers. They employ our technologies to increase daily production of oil and gas and to maximize the ultimate recovery from their fields. Our technologies are designed to increase our customers' cash flow thereby increasing their return on investments.

     We believe we are the most technologically advanced, uniquely focused reservoir optimization company in the oilfield services sector. Our reservoir optimization technologies are closely interrelated and are organized into three complementary segments.

     - Reservoir Description: Encompasses the characterization of petroleum reservoir rock, fluid and gas samples. We provide analytical and field services to characterize properties of crude oil and petroleum products to the oil and gas industry.

     - Production Enhancement: Includes services and products relating to reservoir well completions, perforations, stimulations and production. We provide integrated services to evaluate the effectiveness of well completions and to develop solutions aimed at increasing the effectiveness of enhanced oil recovery projects.

     - Reservoir Management: Combines and integrates information from reservoir description and production enhancement services to increase production and improve recovery of oil and gas from our clients' reservoirs.

     We offer our services worldwide through our global network of offices, and we manufacture products primarily in three facilities for distribution on a global basis. We have over 70 offices in more than 50 countries and have approximately 3,500 employees. Services accounted for approximately 81% of our revenues for the year ended December 31, 1999, with the balance being generated from product sales.

  RESERVOIR DESCRIPTION

     Most commercial oil and gas fields consist of porous and permeable reservoir rocks that contain natural gas, crude oil and water. Due to the density differences of the fluids, natural gas typically caps the field and overlies an oil layer, which overlies the water. We provide services that characterize the porous reservoir rock and all three reservoir fluids.

     We analyze samples of reservoir rocks for their porosity, which determines reservoir storage capacity, and for their permeability, which defines the ability of the fluids to flow through the rock. These measurements are used to determine how much oil and gas is present in a reservoir and the rates at which the oil and gas can be produced. We also use our proprietary technologies to correlate the reservoir description data to wireline logs and seismic data. These data sets are also used to determine the different acoustic velocities of reservoir rocks containing natural gas, crude oil and water. These velocity measurements are used in conjunction with our in-reservoir seismic monitoring services.

  PRODUCTION ENHANCEMENT

     The data we produce to describe a reservoir system is used to enhance oil and gas production so that it will exceed the 40% average oilfield recovery factor. Many oilfields today are hydraulically fractured and flooded to maximize oil and gas recovery. We conduct dynamic flow tests of the reservoir fluids through the reservoir rock, at actual reservoir pressure and temperature, to realistically simulate the actual flooding of a producing zone. We use patented technologies, such as our Saturation Monitoring by the Attenuation of X-rays (SMAX(TM)), to help design enhanced recovery projects. After a field flood is initiated, we are often involved in monitoring the progress of the flood to ensure the maximum amount of incremental production.

     We are also an industry leader in high-performance perforating and completion systems engineered to maximize well productivity by reducing, eliminating or overcoming formation damage during the completion of oil and gas wells. Among the numerous technologies we offer is our new Excape(TM) Completion Process. Excape(TM) is a unique, patented completion system we developed in cooperation with Marathon Oil Company and BJ Services Company. Excape(TM) allows multiple reservoir zones to be sequentially perforated and individually stimulated, thus reducing completion time and rig cost.

  RESERVOIR MANAGEMENT

     Reservoir description and production enhancement information, when applied across an entire oilfield, is used to maximize daily production and the ultimate total recovery from the reservoir. We are involved in numerous large-scale reservoir management projects, applying proprietary and state-of-the-art technologies from the earliest phases of a field development program until the last economic barrel of oil is recovered. These projects are of increasing importance to oil companies as the incremental barrel is often the lowest cost and most profitable barrel in the reservoir. We believe that increased cash flows from incremental production will result in increased capital expenditures, ultimately leading to future opportunities for us.

     We recently developed our Reservoir Information Browser(TM) (RIB(TM)) that allows oil companies to collect, store, integrate and access well or entire field data sets via their worldwide internal intranets. Our clients access RIB(TM) for ongoing updates to be used in reservoir management.

OUR STRATEGY

     Our business strategy is to continue to provide advanced technologies that improve reservoir performance by (i) continuing the development of proprietary technologies through client-driven research and development, (ii) expanding the services and products offered throughout our global network of offices and (iii) acquiring complementary businesses that add key technologies or market presence and enhance existing products and services.

  DEVELOPMENT OF NEW TECHNOLOGIES, SERVICES AND PRODUCTS

     We conduct research and development to meet the needs of our customers, who are continually seeking new technologies to lower their costs of finding, developing and producing oil and gas. While the aggregate number of oil and gas wells being drilled per year has remained relatively constant in recent years, oil and gas producers have increased expenditures on high-technology services which improve their understanding of the reservoir. They are also spending more on advanced technologies to increase production of oil and gas from their producing fields. We intend to continue concentrating our efforts on technologies that enhance development and production efficiencies. We believe our patents, trademarks and other intellectual property rights are an important factor in maintaining our technological advantage, although no one patent is considered essential to our success.

  INTERNATIONAL EXPANSION OF SERVICES AND PRODUCTS

     Another component of our business strategy is to broaden the spectrum of services and products offered to our clients on a global basis. We plan to use our worldwide network of offices to offer many of our services and products that have been developed internally or obtained through acquisitions. This allows us to enhance our revenues through efficient and effective utilization of our global network. Our non-U.S. operations accounted for approximately 58% of our revenues during the year ended December 31, 1999.

  ACQUISITIONS

     We continually review potential acquisitions to add key technologies, enhance market presence or complement existing businesses. Our recent acquisitions reflect our desire to broaden the services offered to our clients in the field of reservoir optimization. Over the past 12 months, we completed the following three significant acquisitions:

     - TomoSeis: In January 2000, we acquired TomoSeis Corporation. TomoSeis provides highly detailed reservoir imaging technologies that are the critical component for successful 4D seismic and reservoir monitoring programs. Proprietary and patented energy-source and seismic-receiver hardware, specialized imaging technology and internally developed data processing capabilities make TomoSeis the industry-leading provider of in-reservoir seismic services;

     - Reservoirs: In August 1999, we acquired Reservoirs, Inc. Reservoirs provides reservoir description services to the oil and gas industry and is a recognized leader in the geology and petrophysics of deepwater reservoirs; and

     - CTC: In July 1999, we acquired Coherence Technology Company, Inc. CTC provides specialized seismic data processing and interpretation services and is licensed by BP Amoco to provide its patented Coherence Cube(TM) seismic data processing technology to the oil and gas industry.

  RECENT DEVELOPMENTS

     On April 28, we reported our results for the first quarter of 2000. Revenues totaled $68.5 million as compared to $67.2 million for the first quarter of 1999. Earnings for the first quarter of 2000 totaled $0.10 per fully diluted share, as compared to a loss of $0.22 per fully diluted share for the first quarter of 1999. Earnings for the first quarter of 2000, excluding goodwill amortization and non-recurring charges, net of tax, totaled $0.13 per fully diluted share, as compared to $0.04 per fully diluted share for the first quarter of 1999.

     In April 2000, we signed a memorandum of intent to acquire Production Enhancement Corporation ("PENCOR"), which provides fluid phase behavior services used to characterize crude oils, natural gases, and other reservoir fluids. Clients use PENCOR's services to enhance daily production and ultimate field recovery values, especially in high pressure reservoirs and deep water projects.
                               ------------------

     Our principal executive offices are located at Herengracht 424, 1017 BZ Amsterdam, The Netherlands. Our telephone number is (31-20) 420-3191.

                                  THE OFFERING

Common shares offered by the selling
  shareholders.......................   4,644,988 shares
Common shares to be outstanding after
  this offering......................   30,580,341 shares
Use of proceeds......................   We will not receive any proceeds from the sale of the
                                        common shares sold by the selling shareholders. If the
                                        over-allotment option is exercised in full, we will
                                        receive net proceeds of approximately $     . We will
                                        use any net proceeds from the exercise of the
                                        over-allotment option for general working capital
                                        purposes.
New York Stock Exchange symbol.......   CLB

     The number of common shares to be outstanding immediately following this offering is based on the number of common shares outstanding as of April 28, 2000, and does not include:

     - 696,748 common shares subject to purchase from us upon the exercise by the underwriters of their over-allotment option. If the over-allotment option is exercised in full, 31,277,089 common shares will be outstanding after this offering; and

     - 3,040,771 common shares reserved, as of April 28, 2000, for the exercise of outstanding options granted pursuant to our stock option plans.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following selected historical consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, both of which are included in the documents incorporated by reference in this prospectus.

                                                                   YEARS ENDED DECEMBER 31,
                                                      ---------------------------------------------------
                                                       1995       1996       1997       1998       1999
                                                      -------   --------   --------   --------   --------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Services..........................................  $75,679   $104,718   $217,673   $261,970   $246,936
  Sales.............................................   13,473     10,047     17,735     36,580     56,722
                                                      -------   --------   --------   --------   --------
  Total revenues....................................   89,152    114,765    235,408    298,550    303,658
Operating expenses:
  Costs of services.................................   63,917     87,594    172,719    207,667    198,425
  Cost of sales.....................................    9,995      6,532     14,984     26,147     47,029
  General and administrative expenses...............    2,719      3,559      5,974      8,447     12,301
  Depreciation and amortization.....................    3,118      4,695     10,041     14,930     14,659
  Goodwill amortization.............................       74        172      1,498      2,933      4,024
  Transaction costs associated with merger..........       --        355         --         --         --
  Write-offs and other charges(1)...................       --         --         --         --     10,670
  Restructuring charges(2)..........................       --         --         --         --      7,036
  Other (income) expense, net.......................      973       (595)    (1,139)     1,078     (3,308)
                                                      -------   --------   --------   --------   --------
Income from continuing operations before interest
  expense and income tax............................    8,356     12,453     31,331     37,348     12,822
Interest expense....................................    3,102      1,554      6,552      6,339      7,796
                                                      -------   --------   --------   --------   --------
Income from continuing operations before income
  tax...............................................    5,254     10,899     24,779     31,009      5,026
Income tax..........................................    1,979      4,507      8,992      9,337      1,659
                                                      -------   --------   --------   --------   --------
Income from continuing operations...................  $ 3,275   $  6,392   $ 15,787   $ 21,672   $  3,367
                                                      =======   ========   ========   ========   ========
PER SHARE DATA:
Income from continuing operations per common share:
  Basic.............................................  $  0.18   $   0.29   $   0.65   $   0.78   $   0.11
  Diluted...........................................     0.18       0.29       0.64       0.76       0.11
Weighted average common shares outstanding:
  Basic.............................................   18,042     22,070     24,141     27,635     29,851
  Diluted...........................................   18,148     22,267     24,822     28,428     30,567
OTHER DATA:
  Diluted earnings per share from continuing
    operations excluding goodwill amortization......  $  0.18   $   0.29   $   0.70   $   0.86   $   0.24

                                                                       AT DECEMBER 31,
                                                      --------------------------------------------------
                                                       1995      1996       1997       1998       1999
                                                      -------   -------   --------   --------   --------
                                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.....................................  $18,519   $17,883   $ 51,272   $ 61,473   $ 93,324
Total assets........................................   82,530    93,827    253,972    353,962    361,133
Long-term debt, including current maturities........   20,247    17,354     74,660     87,793     83,328
Shareholders' equity................................   40,947    48,616    115,487    199,109    208,944

---------------------------

(1) In the first quarter of 1999, we recorded write-offs and other charges totaling $10.7 million. This amount included $4.4 million of asset write-offs, $2.6 million related to facility closures and personnel reductions, and $3.7 million associated with the termination of the proposed acquisition of GeoScience Corporation.

(2) In the fourth quarter of 1999, we recorded a $7.0 million charge to cover the cost of exiting redundant facilities and restructuring certain of our operations. We are combining personnel and equipment from eight facilities into one Houston facility. We also reorganized our operations in Canada and Mexico, consolidated certain service lines and are further centralizing our operations in Latin America, Europe and the Asia-Pacific region. No operations are being discontinued.

                                  RISK FACTORS

     An investment in our common shares involves a high degree of risk. You should carefully consider the following factors in addition to the other information presented or incorporated by reference in this prospectus before buying common shares in the offering.

     FUTURE DOWNTURNS IN THE OIL AND GAS INDUSTRY, OR IN THE OIL FIELD SERVICES BUSINESS, MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION OR RESULTS OF OPERATIONS.

     The oil and gas industry is cyclical and has been subject to significant economic downturns at various times as a result of numerous factors affecting the supply of and demand for oil and natural gas, which include:

     - the level of capital expenditures of the oil and gas industry;

     - the level of drilling activity;

     - the level of production activity;

     - market prices of oil and gas;

     - mergers, consolidations and downsizing among our clients;

     - worldwide economic conditions;

     - interest rates and the cost of capital;

     - environmental regulation;

     - tax policies;

     - political requirements of national governments;

     - coordination by the Organization of Petroleum Exporting Countries (OPEC);

     - cost of producing oil and natural gas; and

     - technological advances.

     IF WE ARE NOT ABLE TO DEVELOP OR ACQUIRE NEW PRODUCTS OR OUR PRODUCTS BECOME TECHNOLOGICALLY OBSOLETE, OUR RESULTS OF OPERATIONS MAY BE ADVERSELY AFFECTED.

     The market for our products and services is characterized by changing technology and frequent product introduction. As a result, our success is dependent upon our ability to develop or acquire new products and services on a cost-effective basis and to introduce them into the marketplace in a timely manner. While we intend to continue committing substantial financial resources and effort to the development of new products and services, we may not be able to successfully differentiate our products and services from those of our competitors. The market may not consider our proposed products and services to be superior to our competitors' products and services. In addition, we may not be able to adapt to evolving markets and technologies, develop new products, or achieve and maintain technological advantages.

     If we are unable to continue developing competitive products in a timely manner in response to changes in technology, our businesses and operating results may be materially and adversely affected. In addition, continuing development of new products inherently carries the risk of inventory obsolescence with respect to our older products.

     IF WE ARE UNABLE TO OBTAIN PATENTS, LICENSES AND OTHER INTELLECTUAL PROPERTY RIGHTS COVERING OUR PRODUCTS AND SERVICES, OUR OPERATING RESULTS MAY BE ADVERSELY AFFECTED.

     Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our products and services. To that end, we have obtained certain patents and intend to continue to seek patents on some of our inventions and services. While we have patented some of our key technologies, we do not patent all of our proprietary technology, even when regarded as patentable. The process of seeking patent protection can be long and expensive. There can be no assurance that patents will be issued from currently pending or future applications or that, if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to us. In addition, effective copyright and trade secret protection may be unavailable or limited in certain countries. Litigation, which could demand financial and management resources, may be necessary to enforce our patents or other intellectual property rights. Also, there can be no assurance that we can obtain licenses or other rights to necessary intellectual property on acceptable terms.

     WE DEPEND ON THE RESULTS OF OUR INTERNATIONAL OPERATIONS, WHICH EXPOSES US TO RISKS INHERENT IN DOING BUSINESS ABROAD.

     We operate facilities in more than 50 countries around the world. Our non-U.S. operations accounted for approximately 58% of our revenues during the year ended December 31, 1999. In addition, some of our revenues in the U.S. are generated by projects located outside the U.S. Our business is subject to various risks beyond our control, including:

     - the instability of foreign economies and governments;

     - currency fluctuations;

     - potential income tax liabilities in multiple jurisdictions; and

     - changes in laws and policies affecting trade and investment.

     Any of these factors might cause our facilities in some countries to become unprofitable, possibly resulting in the closing of these facilities. We attempt to limit our exposure to foreign currency fluctuations by limiting the amount by which our foreign contracts are denominated in a currency other than U.S. dollars to an amount generally equal to expenses expected to be incurred in such foreign currency. We have not historically engaged in and do not currently intend to engage in any significant hedging or currency trading transactions designed to compensate for adverse currency fluctuations.

     THERE ARE RISKS RELATED TO OUR ACQUISITION STRATEGY. IF WE ARE UNABLE TO SUCCESSFULLY INTEGRATE AND MANAGE BUSINESSES THAT WE HAVE ACQUIRED AND ANY BUSINESSES ACQUIRED IN THE FUTURE, OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION COULD BE ADVERSELY AFFECTED.

     One of our key business strategies is to acquire technologies, operations and assets that are complementary to our existing businesses. There are financial, operational and legal risks inherent in any acquisition strategy, including:

     - increased financial leverage;

     - increased interest expense; and

     - difficulties involved in combining disparate company cultures and facilities.

     The success of any completed acquisition will depend on our ability to integrate effectively the acquired business into our existing operations. The process of integrating acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of our managerial and financial resources. In addition, possible future acquisitions may be larger and for purchase prices significantly higher than those paid for recent and pending acquisitions. No assurance can be given that we will be able to continue to identify additional suitable acquisition opportunities, negotiate acceptable terms, obtain financing for acquisitions on acceptable terms or successfully acquire identified targets. Our failure to achieve consolidation savings, to incorporate the acquired businesses and assets into our existing operations successfully or to minimize any unforeseen operational difficulties could have a material adverse effect on our financial condition and results of operation.

     WE ARE SUBJECT TO A VARIETY OF ENVIRONMENTAL LAWS AND REGULATIONS, WHICH MAY RESULT IN INCREASED COSTS TO OUR BUSINESS.

     We are subject to a variety of governmental regulations relating to the use, storage, discharge and disposal of chemicals and gases used in our analytical and manufacturing processes. Environmental claims or the failure to comply with present or future environmental laws and regulations could result in the assessment of damages or imposition of fines against us or the suspension or cessation of operations. New regulations could require us to acquire costly equipment or to incur other significant expenses. If we fail to control the use, or adequately restrict the discharge of, hazardous substances, we could be subject to future material liabilities. In addition, public interest in the protection of the environment has increased dramatically in recent years. We anticipate that the trend of more expansive and stricter environmental laws and regulations will continue, the occurrence of which may require us to increase our capital expenditures or could result in increased operating expenses.

     BECAUSE WE ARE A NETHERLANDS COMPANY, IT MAY BE DIFFICULT FOR YOU TO SUE OUR SUPERVISORY DIRECTORS OR US, AND IT MAY NOT BE POSSIBLE TO OBTAIN OR ENFORCE JUDGMENTS AGAINST US.

     We are a Netherlands company and a substantial portion of our assets are located outside the United States. In addition, some members of our supervisory board of directors are residents of countries other than the United States. As a result, it may not be possible for you to effect service of process within the United States upon our supervisory directors or to enforce against our supervisory directors or us, judgments of courts of the United States predicated upon civil liabilities under the United States federal securities laws. Because there is no treaty between the United States and The Netherlands providing for the reciprocal recognition and enforcement of judgments, United States judgments are not automatically enforceable in The Netherlands. In addition, there is doubt as to whether a Netherlands court would impose civil liability on us or on the members of our supervisory board of directors in an original action brought against us or our supervisory directors in a court of competent jurisdiction in The Netherlands and predicated solely upon the federal securities laws of the United States.

                         CAUTIONARY STATEMENT REGARDING
                           FORWARD-LOOKING STATEMENTS

     We believe that some statements contained or incorporated by reference in this prospectus are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. We caution that forward-looking statements involve risks and uncertainties that may affect our actual results of operations. Statements in this prospectus that are forward-looking and that provide other than historical information involve those risks and uncertainties.

     Also, when we use words like "may," "may not," "believes," "does not believe," "expects," "does not expect," "anticipates," "does not anticipate," "intends," "plan," "estimate," and similar expressions, including the negative or other variations of these words, we are making forward-looking statements.

     We continue to face many risks and uncertainties (including those set forth in "Risk Factors") that could cause actual results to differ from those forward-looking statements, including:

     - our ability to continue to develop or acquire new and useful technology;

     - the realization of anticipated synergies from acquired businesses and future acquisitions;

     - our dependence on one industry, oil and gas, and the impact of commodity prices on the expenditure levels of our customers;

     - competition in the markets we serve;

     - the risks and uncertainties attendant to adverse industry, political, economic and financial market conditions, including stock prices, government regulations, interest rates and credit availability;

     - unsettled political conditions, war, civil unrest, currency controls and governmental actions in the numerous countries in which we operate;

     - changes in the price of oil and natural gas;

     - integration of acquired businesses; and

     - the effects of industry consolidation.

     These forward-looking statements are based on assumptions that we believe are reasonable, but they are open to a wide range of uncertainties and business risks. Factors that could cause actual results to differ materially from those anticipated are discussed in our periodic filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 1999 (as amended by Form 10-K/A).

     When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this document and the documents we have incorporated by reference. We will not update these forward looking statements unless the securities laws require us to do so.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of the common shares sold by the selling shareholders. If the underwriters' over-allotment option is exercised in full, we will receive net proceeds (after deducting the
underwriters discount and estimated offering expenses) of approximately $     .
We intend to use any net proceeds from the exercise of the over-allotment option for general working capital purposes.

                                DIVIDEND POLICY

     We have not paid dividends on our common shares and currently have no plans to pay dividends on the common shares. We expect that we will retain all available earnings generated by our operations for the development and growth of our business. Any future determination as to the payment of dividends will be made at the discretion of the our supervisory board and will depend upon our operating results, financial condition, capital requirements, general business conditions and such other factors as the supervisory board deems relevant. Because we are a holding company that conducts substantially all of our operations through subsidiaries, our ability to pay cash dividends on the common shares is dependent upon the ability of our subsidiaries to pay cash dividends or otherwise distribute or advance funds to us and on the terms and conditions of our existing and future credit arrangements. Because we are a Netherlands company, we may be required to withhold a portion of any dividends paid for Netherlands tax purposes. The amount of the withholding will depend on applicable law at the time the dividend is paid.

                                 CAPITALIZATION

     The following table sets forth our short-term debt and capitalization as of December 31, 1999, on a historical basis, assuming that the underwriters' over-allotment option is not exercised.

                                                               AS OF DECEMBER 31,
                                                                    1999(1)
                                                               ------------------
                                                                 (IN THOUSANDS)
Total short-term debt and current portion of long-term
  debt......................................................        $  1,121
                                                                    ========
Long-term debt, less current portion:
  Borrowings under credit facility(2).......................        $  7,000
  Senior notes..............................................          75,000
  Other long-term debt......................................             207
                                                                    --------
          Total long-term debt..............................        $ 82,207
                                                                    --------
Shareholders' equity:
  Preference shares, Netherlands Guilders 0.03 par value;
     3,000,000 shares authorized; no shares issued and
     outstanding............................................              --
  Common shares, Netherlands Guilders 0.03 par value;
     100,000,000 shares authorized; 30,179,226 shares issued
     and outstanding........................................             508
  Additional paid-in capital................................         161,859
  Retained earnings.........................................          46,577
                                                                    --------
          Total shareholders' equity........................        $208,944
                                                                    --------
          Total capitalization..............................        $291,151
                                                                    ========

---------------------------

(1) Assuming the underwriters' over-allotment option is exercised in full and the net proceeds we receive are used for general corporate purposes, total
    long term debt would be $     , common shares at par value would be $     ,
    additional paid-in capital would be $     , total shareholders' equity would
    be $     , and total capitalization would be $     .

(2) Loans under the credit facility generally bear interest from LIBOR plus 1.25% to a maximum of LIBOR plus 1.75%. The revolving debt facilities require only interest payments until maturity in June 2004.

                       PRINCIPAL AND SELLING SHAREHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of common shares as of March 20, 2000, and as adjusted to give effect to the sale of the common shares offered by the selling shareholders, by:

    - each person known to us to be the beneficial owner of 5% or more of the outstanding common shares;

    - each of our supervisory directors;

    - all of the our supervisory directors and executive officers as a group;
      and

    - the selling shareholders.

     Unless otherwise indicated, each person has sole voting and dispositive power over the common shares listed. See "Underwriting."

                                                COMMON SHARES OWNED                     COMMON SHARES
                                                 PRIOR TO OFFERING                  OWNED AFTER OFFERING
                                                --------------------                ---------------------
                                                NUMBER OF              NUMBER OF    NUMBER OF
SUPERVISORY DIRECTORS, EXECUTIVE                 COMMON                 SHARES        COMMON
OFFICERS AND PRINCIPAL SHAREHOLDERS              SHARES      PERCENT    OFFERED       SHARES     PERCENT
-----------------------------------             ---------    -------   ---------    ----------   --------
Lord, Abbett & Co.(1).........................  2,190,520      7.1%           --    2,190,520      7.1%
Franklin Resource, Inc.(2)....................  1,726,800      5.7            --    1,726,800      5.7

Stephen D. Weinroth**(3)......................    461,500      1.5            --      461,500      1.5
David M. Demshur**............................    339,113      1.1            --      339,113      1.1
Richard L. Bergmark**.........................    207,219      *              --      207,219      *
Joseph R. Perna**.............................    126,744      *              --      126,744      *
John D. Denson**..............................     61,159      *              --       61,159      *
Timothy J. Probert**..........................     35,000      *              --       35,000      *
Bob G. Agnew**................................     34,600      *              --       34,600      *
James A. Read**...............................     34,000      *              --       34,000      *
Monty L. Davis**..............................     21,512      *              --       21,512      *
Randall D. Keys**.............................      1,234      *              --        1,234      *
Jacobus Schouten..............................         --      *              --           --      *
All supervisory directors and executive
  officers as a group**.......................  1,322,081      4.3            --    1,322,081      4.3

SELLING SHAREHOLDERS
First Britannia Holdings N.V.(4)..............  4,202,534     13.6%    4,202,534           --       --%
Robert Andrews(5).............................    718,750      2.3       350,000      368,750      1.2
Estate of Paul J. Cernock.....................     72,454        *        36,227       36,227        *
Estate of Elizabeth M. Cernock................     72,454        *        36,227       36,227        *
Randall S. Miller(6)..........................     52,671        *        20,000       32,671        *
                                                ---------     ----     ---------    ---------      ---
         Total selling shareholders...........  5,118,863     16.5%    4,644,988      473,875      1.5%
                                                =========     ====     =========    =========      ===

---------------------------

 *  Does not exceed 1.0%.

 ** Includes the following common shares which may be acquired within 60 days through the exercise of stock options: Mr. Weinroth, 64,000; Mr. Demshur, 108,750; Mr. Bergmark, 112,000; Mr. Perna, 20,000; Mr. Denson, 39,250; Mr.
    Probert, 34,000; Mr. Agnew, 30,000; Mr. Read, 34,000; Mr. Davis, 17,500; and
    Mr. Keys, 718.

(1) As reported on Schedule 13G dated February 2, 2000. The business address of Lord, Abbett & Co. is 90 Hudson Street, Jersey City, New Jersey 07302.

(2) As reported on Schedule 13G/A dated January 20, 2000. The business address of Franklin is 777 Mariners Island Blvd., San Mateo, California 94404.

(3) Mr. Weinroth, a Managing Director of First Britannia Mezzanine N.V., disclaims beneficial ownership of the common shares owned by First Britannia Mezzanine N.V., the ultimate parent of First Britannia Holdings N.V.

(4) First Britannia Holdings N.V. is a wholly owned subsidiary of First Britannia Mezzanine N.V. and its business address is de Ruyterkade 62, Curacao, Netherlands Antilles.

(5) Mr. Andrews is Vice President, Marketing for Latin America. The number of shares includes 3,750 common shares which may be acquired within 60 days through the exercise of stock options.

(6) Mr. Miller is one of our general managers.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement dated                     , we and the selling shareholders have
agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Salomon Smith Barney Inc., Deutsche Banc Alex. Brown, CIBC World Markets Corp., Dain Rauscher Incorporated and Morgan Keegan & Company, Inc. are acting as representatives, the following respective numbers of common shares:

                                                              NUMBER OF
                                                               SHARES
UNDERWRITER                                                   ---------
Credit Suisse First Boston Corporation......................
Salomon Smith Barney Inc. ..................................
Deutsche Banc Alex. Brown...................................
CIBC World Markets Corp. ...................................
Dain Rauscher Incorporated..................................
Morgan Keegan & Company, Inc. ..............................
                                                              ---------

          Total.............................................  4,644,988
                                                              =========

     The underwriting agreement provides that the underwriters are obligated to purchase all of the common shares in the offering if any are purchased, other than those common shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

     We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 696,748 additional common shares from us at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of the common shares.

     The underwriters propose to offer the common shares initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a concession of $ per share. The underwriters and selling
group members may allow a discount of $     per share on sales to other
broker/dealers. After the public offering of the common shares, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

     The following table summarizes the compensation and estimated expenses we and the selling shareholders will pay.

                                                        PER SHARE                           TOTAL
                                             -------------------------------   -------------------------------
                                                WITHOUT            WITH           WITHOUT            WITH
                                             OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                                             --------------   --------------   --------------   --------------
Underwriting Discounts and Commissions paid
  by selling shareholders(1)...............     $                $                $                $
Expenses paid by the selling
  shareholders(2)..........................     $                $                $                $
Underwriters Discounts and Commissions
  payable by us............................     $     --         $                $     --         $
Expenses payable by us.....................     $     --         $                $     --         $

---------------------------

(1) The selling shareholders will pay the underwriters' discounts and commissions allocable to the common shares sold by them in this offering.

(2) First Britannia Mezzanine N.V. will pay certain other expenses related to this offering.

     We have agreed that we will not offer, sell, pledge, contract to sell or otherwise dispose of, directly or indirectly, any of our common shares, or securities convertible into or exchangeable or exercisable for any of our common shares, or publicly disclose our intention to make any such offer, sale, pledge or disposition, without the prior written consent of Credit Suisse First Boston Corporation for a period of

90 days after the date of this prospectus, except issuances of common shares pursuant to the exercise of employee stock plans. Credit Suisse First Boston Corporation has waived this restriction with respect to the issuance of approximately 250,000 common shares by us in connection with our proposed acquisition of PENCOR.

     Our executive officers, supervisory directors and certain selling shareholders have agreed that they will not offer, sell, contract to sell, or otherwise dispose of, directly or indirectly, any of our common shares or securities convertible into or exchangeable or exercisable for any of our common shares, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common shares, whether any such aforementioned transaction is to be settled by delivery of our common shares or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.

     We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities including liabilities under the Securities Act of 1933, or contribute to payments which the underwriters may be required to make in that respect.

     Our common shares are traded on the NYSE under the symbol "CLB." We will file an application with the NYSE to list the common shares to be sold in this offering.

     The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

     - Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Syndicate covering transactions involve purchases of the common shares in the open market after the distribution has been completed in order to cover syndicate short positions.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common shares originally sold by such syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common shares to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     A prospectus in electronic format will be made available on the websites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common shares in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common shares are effected. Accordingly, any resale of the common shares in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common shares.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of common shares in Canada who receives a purchase confirmation will be deemed to represent to us, the selling shareholders and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such common shares without the benefit of a prospectus qualified under such securities laws,
(ii) where required by law, such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions".

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein and the selling shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgement obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common shares to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common shares acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of common shares acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common shares in their particular circumstances and with respect to the eligibility of the common shares for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     The validity of the securities will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas, and by Nauta Dutilh, Rotterdam, The Netherlands. Fulbright & Jaworski L.L.P., Houston, Texas, will serve as counsel to the underwriters.

                                    EXPERTS

     The financial statements incorporated by reference in this prospectus and elsewhere in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934. The registration statement of which this prospectus forms a part and these reports, proxy statements and other information can be inspected and copied at the public reference room maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933 with respect to this offering of common shares. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement and the attached schedules and exhibits.

     The SEC maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding us. The reports, proxy and information statements and other information about us can be downloaded from the SEC's website and can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed:

     - our annual report on Form 10-K (as amended by Form 10-K/A) for the year ended December 31, 1999;

     - our definitive proxy for the annual meeting of shareholders to be held in May 2000; and

     - the description of our common shares contained in our registration statement on Form 8-A filed pursuant to Section 12 of the Securities Exchange Act of 1934.

     You may request a copy of these filings, at no cost, by writing or calling our investor relations department at the following address: Core Laboratories N.V., Herengracht 424, 1017 BZ Amsterdam, The Netherlands, (31-20) 420-3191.

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